SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Horizon Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

44047T109
(CUSIP Number)

September 20, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44047T109	13G	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,657,440
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,657,440
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,657,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 44047T109	13G	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,657,440
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,657,440
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,657,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 44047T109	13G	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KEVIN C. TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,657,440
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,657,440
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,657,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

Horizon Pharma, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

520 Lake Cook Road, Suite 520, Deerfield, Illinois 60015

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin C. Tang, the manager of Tang Capital Management.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4747 Executive Drive, Suite 510, San Diego, CA 92121

Item 2(c).	Citizenship:

Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the "Common Stock")

Item 2(e).	CUSIP Number: 44047T109

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Tang Capital Partners.  Tang Capital Partners is the beneficial owner of 5,657,440 shares of the Issuer’s Common Stock and shares voting and dispositive power over such shares with Tang Capital Management and Kevin C. Tang.

Tang Capital Management. Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the shares of the Issuer’s Common Stock beneficially owned by Tang Capital Partners.

Kevin C. Tang.  Kevin C. Tang, as the manager of Tang Capital Management, may be deemed to beneficially own the shares of the Issuer’s Common Stock beneficially owned by Tang Capital Partners.

Mr. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

Tang Capital Partners is also the record owner of a warrant to purchase up to 2,828,720 shares of the Issuer’s Common Stock at an exercise price of $4.57 per share (the “Warrant”). The Warrant is exercisable anytime until the date that is five years from the date of issuance, subject to certain limitations discussed below.

There is no right to exercise the aforementioned Warrant to the extent that after giving effect to such exercise Tang Capital Partners and its affiliates would beneficially own in excess of 4.99% of the outstanding shares of the Issuer’s Common Stock following such exercise (the “Maximum Percentage”). Tang Capital Partners can increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% by written notice to the Issuer, with such increase or decrease taking effect only upon the expiration of a 61-day notice period. The foregoing limitation remains in effect with respect to such Warrant and no shares are currently issuable upon exercise of such Warrant. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners or any other person that is the beneficial owner of any of the Issuer’s Common Stock underlying such Warrant for purposes of Section 13G of the Securities Exchange Act of 1934, as amended, or for any other purpose, and as such beneficial ownership is expressly disclaimed.

The percentages used herein are based upon 56,574,417 shares of the Issuer’s Common Stock outstanding per the Issuer's Form 424B5 (file number 333-182975) as filed with the Securities and Exchange Commission on September 20, 2012.

(b)	Percent of Class:

Tang Capital Partners	9.9%
Tang Capital Management	9.9%
Kevin C. Tang	9.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin C. Tang	0 shares

(ii)	shared power to vote or to direct the vote:

Tang Capital Partners	5,657,440 shares
Tang Capital Management	5,657,440 shares
Kevin C. Tang	5,657,440 shares

(iii)	sole power to dispose or to direct the disposition of:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin C. Tang	0 shares

(iv)	shared power to dispose or to direct the disposition of:

Tang Capital Partners	5,657,440 shares
Tang Capital Management	5,657,440 shares
Kevin C. Tang	5,657,440 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 21, 2012

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang